UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 2, 2017

(Date of earliest event reported): January 11, 2017

Green Leaf Investment Fund Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

 Item 1. Changes in Issuer’s Certifying Accountant

(1) Previous Independent Auditors:

a.	On January 11, 2017, the Company dismissed the Independent Registered Public Accounting Firm, Scrudato & Co., PA (“SC”) of Califon, New Jersey.

b.	SC's report on the financial statements as of May 31, 2016 and for the period from May 5, 2015 (inception) through May 31, 2015 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting, except that the report contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern.

c.	Our Board of Directors participated in and approved the decision to change independent accountants. Through the period covered by the financial audit for the year ended May 31, 2016 and through the current date, there have been no disagreements with SC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of SC would have caused them to make reference thereto in their report on the financial statements.

d.	We have authorized SC to respond fully to the inquiries of the successor accountant

e.	During the year ended May 31, 2016 and the interim period through January 11, 2017, there have been no reportable events with us as set forth in Item 304(a)(1)(iv) of Regulation S-K.

f.	The Company provided a copy of the foregoing disclosures to SC prior to the date of the filing of this Report and requested that SC furnish it with a letter addressed to the Securities & Exchange Commission stating whether or not it agrees with the statements in this Report. A copy of such letter is filed as Exhibit 1U-15 to this Form 1-U.

(2) New Independent Accountants:

a.     On January 12, 2017, the Company engaged Thayer O’Neal Company, PLLC (“T&O”) of Houston, TX, as its new Independent Registered Public Accounting Firm. During the year ended May 31, 2015 and 2016 and prior to January 12, 2017 (the date of the new engagement), we did not consult with T&O regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on the Company’s financial statements by T&O, in either case where  written or oral advice provided by T&O would be an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between us and our former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively).

Exhibits.

A. None

B. Exhibits

NUMBER	EXHIBIT
EX1U-15	Letter from Scrudato & Co., PA dated February 1, 2017, regarding change in Registered Public Accounting Firm (filed herewith.)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund Inc.

Date: February 2, 2017	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer